Exhibit 10.54

August 13, 2014

Dear Tom,

I am delighted to welcome you to Hologic. You are joining a company with a tradition of excellence in providing innovative solutions to the field of women’s health. I am pleased to offer you the position of Division President, Diagnostics reporting to Eric Compton, Chief Operating Officer. Please note that all offers are contingent based upon successful completion of references and a background check.

Start Date
Your start date will be on October 3, 2014.

Salary
Your biweekly base salary for this position will be $16,346.15 (equivalent to $425,000 on an annualized basis).

Benefit Plans and Programs
You will be eligible to participate in Hologic’s benefit programs. Please note that all insurance plans, benefits, as well as Company policies and procedures are subject to change without notice. You will have five (5) weeks of vacation time per year. You will have a car allowance of $500 per month. Details on all benefit programs will be provided during your first week of employment. Each year you will be eligible for additional Long Term Incentive Awards commensurate with your role as Division President, Diagnostics, as determined by the Board of Directors.

Stock Options
As part of Hologic’s Long Term Incentive Program, you will be granted an option to purchase shares of currently authorized Company stock which will be subject to the terms and conditions set forth in Hologic’s standard stock option agreement. In 2014, you will be granted the option to purchase shares with a value of $400,000 as a new hire benefit. The stock option grant, which we believe will represent a valuable equity position in Hologic, will have a grant price based on Hologic’s closing price (listed on the NASDAQ) on your first day of employment (grant date). This option will vest at a rate of 20% per year, the first 20% vesting one year from the grant date (100% vested five years from the grant date). A detailed stock option agreement will be provided to you following the start of your employment.

Restricted Stock Units
As part of Hologic’s Long Term Incentive Program, you will be awarded Restricted Stock Units. In 2014, the grant will have a value of $400,000 as a new hire benefit. This grant will be subject to the terms and conditions set forth in Hologic’s standard RSU agreement. The RSU grant, which we believe will represent a valuable equity position in Hologic, will vest at a rate of 25% per year, the first vesting one year from the award data (100% vested 4 years from your first day of employment). A detailed RSU agreement will be provided to you following the start of your employment.

Short-Term Incentive Plan (STIP)
You are eligible to participate in Hologic’s Short-Term Incentive Plan, with a target incentive opportunity beginning in fiscal year 2015 of 75% of base salary. Plan funding is based on company financial performance, and payouts are based on a combination of company financial achievement, division financial achievement and individual achievement. A threshold level of corporate financial achievement is required for any payments to be made. The Short-term Incentive Plan is measured and paid at the conclusion of the fiscal year. Any payout for the current fiscal year will be pro-rated to reflect your tenure in this position. Please note that all compensation plans and programs are subject to change or cancellation without notice, and any Short-term Incentive payment will be subject to the terms and conditions of the Plan.

Deferred Compensation Plan (DCP)

You will be eligible for participation in the company’s DCP. You will receive a summary of this benefit as well as online account set up instructions directly from Fidelity shortly. You may enroll during the annual enrollment period in the late fall to defer from your regular base salary and/or annual bonus during the following calendar year. In the meantime, you should elect your desired distribution option for any Employer Retention Contribution that you may be eligible to receive. This election should be made within 30 days of becoming eligible (hire/promotion date).

Relocation
You will be eligible for relocation assistance package for your core move expenses at or near $175,000 based upon need and our executive relocation policy. Home sale issues will be determined and discussed. The required relocation assistance will be agreed upon prior to finalizing your offer. As part of your relocation benefits, we will provide you with an additional $50,000 relocation payment to be paid on or about October 3, 2014, above your core relocation package for incidentals. The total relocation benefit of the core package and the advance for incidentals will be approximately $225,000. Our relocation coordinator will work with you very soon to fully understand the details of your move and we will structure your assistance accordingly.

Proof of Right to Work
In accordance with federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to the Company within three (3) business days of your hire date. Hologic, Inc. utilizes E-Verify, an internet-based program operated by the Department of Homeland Security in partnership with Social Security Administration to verify every employee’s eligibility to work.

At Will Employment
Your relationship with Hologic will be one of employment at will; employment is not for any specific term and may be terminated by either you or Hologic at any time, for any reason with or without prior notice.  Additionally, the Company requires you to verify that your employment at Hologic does not and will not breach any agreements entered into by you prior to employment with the Company (i.e., you have not entered into any agreements with previous employers that are in conflict with your obligations to the Company).  Please provide us with a copy of any such agreements.

Severance and Change in Control (CiC)
You are eligible for Senior Vice President-level severance and CiC benefits contingent upon your execution of the attached Senior Vice President Severance and CiC Agreements.

Non-Solicitation/Confidentiality/Proprietary Agreements
You also agree that to the best of your knowledge, you are not under any formal non-compete, confidentiality, or proprietary agreement with your previous employer that would preclude you from working for Hologic.

By signing below you acknowledge that this letter does not constitute a contractual agreement. Your employment with Hologic is contingent upon you signing the enclosed Employee Intellectual Property Rights and Non-Solicitation Agreement and Dispute Resolution Agreement as well as the securing of satisfactory reference and background checks.

This offer is valid through August 25, 2014 and requires a response on or before that date.

We believe that joining Hologic is truly an ideal opportunity for you to move to the next step in your career. You will be in a position to significantly influence Hologic’s growth and success. We are confident you will find working at Hologic an exciting and worthwhile venture.

Congratulations!

Sincerely,	Accepted:	/s/ Thomas A. West
Thomas A. West
/s/ Holly Lynch

Holly Lynch	Date:	August 21, 2014
Senior Vice President, Human Resources